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                                                                   EXHIBIT 3.5.1

                                                               February 17, 1997

                    AMENDMENT TO THE BYLAWS OF GAINSCO, INC.



         The following amendment to Section 3.02 of the Bylaws of GAINSCO INC. was adopted by the Board of Directors on February 17, 1997:

                 "3.02 Number: Qualifications: Election: and Term. The board of directors shall consist of up to nine (9) directors, none of whom need to be shareholders or residents of the State of Texas. The directors shall be elected at the annual meeting of the shareholders, except as provided in Bylaws 3.03 and 3.05. Each director shall hold office until his successor shall be elected and shall qualify."